FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

                         For the month of AUGUST, 2007

                          HEALTHCARE TECHNOLOGIES LTD.
--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)

                     32 Shaham Street, Petach Tikva, Israel,
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                    (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F [X]     Form 40-F [_]


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                                Table of Contents

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Healthcare Technologies Ltd. press release dated  August 16, 2007           4


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                             Form 6-K Signature Page

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    HEALTHCARE TECHNOLOGIES LTD.
                                                    (Registrant)

                                                    By: /s/ Eran Rotem
                                                    ------------------
                                                    Eran Rotem
                                                    Chief Financial Officer

Dated: August 16, 2007


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FOR:            Healthcare Technologies Ltd.

CONTACT:        Eran Rotem CFO
                +972-3-9277232/3

PRNEWSWIRE      Mrs. Rakefet Sudri PR Newswire Israel
CONTACT:        info@prnewswire.co.il
                DL  + 972-77-2005042
                F   + 972-77-2005043
                M   + 972-52-4308081

              HEALTHCARE TECHNOLOGIES REPORTS LOSS FOR 2007 SECOND
                          QUARTER & SIX MONTHS RESULTS

                             -----------------------

Petach-Tikva, ISRAEL, August 16, 2007 - Healthcare Technologies Ltd. (NASDAQ:
HCTL), today announced unaudited results for the second quarter and six months period ended June 30, 2007.

     Revenues for the first six months of 2007 were $7.75 million, compared to $7.05 million for the first six months of 2006. The gross profit for the first half of the year was $2.43 million versus $2.57 million for the same period in 2006. The net loss for such period was $(319) thousand, versus a net profit of $523 thousand for the first half of 2006.

     Revenues for the second quarter of 2007 were $3.67 million, as compared to $3.46 million for the corresponding quarter last year. The second quarter gross profit was $1.08 million, as compared to $1.18 million in the second quarter of 2006. The net loss for the second quarter was $(432) thousand, compared to a net profit of $171 thousand for the second quarter of last year. Healthcare's loss in Q2 2007 is mainly due to the following: (i) a decrease of approximately $300 thousand in sales to the clinical diagnostics market vs. the first quarter; (ii) financial expenses relating to the depreciation of the NIS versus the US dollar; and (iii) one time legal settlement expenses amounting to approximately $155 thousand. The net loss was decreased by the creation of deferred tax income amounting to $119 thousand, which was recorded by the company.

     Shareholders' equity on June 30, 2007 was $6.9 million, compared to $7.3 million on December 31, 2006. Current assets net of current liabilities at the end of the period were $1.5 million, compared to $2.6 million on December 31, 2006.


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                          ABOUT HEALTHCARE TECHNOLOGIES

     Healthcare Technologies Ltd. through it subsidiaries and affiliate Gamidor Diagnostics (1984) Ltd. ,Danyel Biotech Ltd. and Savyon Diagnostics Ltd., specializes in the development, manufacturing and marketing of clinical diagnostic test kits and provides services and tools to diagnostic and biotech research professionals in laboratory and point of care sites worldwide.

                          HEALTHCARE TECHNOLOGIES LTD.
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
     (U.S. DOLLARS IN THOUSANDS, EXCEPT PROFIT (LOSS) PER SHARE INFORMATION)

                                     Three Months       Six Months       Year
                                        Ended              Ended         Ended
                                  06/30/07 06/30/06  06/30/07  06/30/06 12/31/06
                                   -----     -----    -----     -----    -----

Sales                              3,672     3,459    7,754     7,050   13,656
Gross profit                       1,083     1,182    2,430     2,387    4,775
Net (Loss) profit                   (432)      171     (319)      523      210
Profit (Loss) per share            (0.06)     0.02    (0.04)     0.07     0.03
Weighted average number of shares
and share equivalents outstanding
(in Thousands)                     7,793     7,703    7,793     7,703    7,715

                           CONSOLIDATED BALANCE SHEET,
                              (U.S $ IN THOUSANDS)

                               June 30, 2007   June 30, 2006   December 31, 2006
                                   -----             -----           -----

Cash and cash equivalents            337             1,105             361
Total current assets               7,434             7,302           7,672
Total current liabilities          5,903             4,807           5,055
Shareholder's equity               6,924             7,453           7,315

SAFE HARBOR: This press release contains certain forward looking statements within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. With the exception of historical information contained herein, the matters discussed in this press release involve risk and uncertainties. Actual results could differ materially from those expressed in any forward looking statement made by or on behalf of Healthcare Technologies Ltd. Readers are referred to the documents filed by the company with the Securities Exchange Commission, specifically the most recent report on Form 20F that identifies important risks which could cause actual results to differ from those contained in the forward looking statements.


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